Exhibit 23

Consent of Independent Registered Public Accounting Firm

Employee Benefit Committee
TierOne Bank Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation of our report dated June 26, 2009 with respect to the statements of net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008, and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the TierOne Bank Savings Plan.

/s/ KPMG LLP
Lincoln, Nebraska
June 26, 2009